Exhibit 99.5

PERDIGÃO S. A.

CNPJ Nº 01.838.723/0001-27

Public Company

MINUTES OF THE 21st EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 10, 2005, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Payment of Dividends: The Board approved, jointly with the fiscal council, the payment of R$ 12,680,607.36, corresponding to R$ 0.28490056 per share, as dividend, referring to the year 2004. The amount paid out to shareholders in 2004 totaled R$ 88,685,700.00. The right will be created for shareholders on February 21, 2005 and the payment will be on February 28, 2005. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Luis Carlos Fernandes Afonso; Francisco de Oliveira Filho; Jaime Hugo Patalano; Wilson Carlos Duarte Delfino; Adézio de Almeida Lima; Francisco Ferreira Alexandre. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nº 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 122).

NEY ANTONIO FLORES SCHWARTZ

Secretary